FORM 5 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Shaw, Thomas S.		2. Issuer Name and Ticker or Trading Symbol Pepco Holdings, Inc. (POM)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Director 10% Owner X Officer (give title below) Other (specify below)
(Last) (First) (Middle)		3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year Year Ended 12/31/02
Pepco Holdings, Inc. 701 Ninth Street, NW
Executive Vice President
5. If Amendment, Date of Original (Month/Day/Year) 2/14/03
(Street)						7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Washington, DC 20068
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) ______________________________ Amount (A) or (D) Price			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	8/1/02		J	83,333	A	(1)
	8/2/02		A	8,715	A	$19.735	92,048	D
							88.9	I	401-k Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5(continued)                                                                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                                                                         (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) _________________ (A) (D)	6. Date Exercisable and Expiration Date (Month/Day/Year) _____________________ Date Expiration Exercisable Date		7. Title and Amount of Underlying Securities (Instr. 3 and 4) ________________________ Amount or Number of Title Shares		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indiirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Stock Options (right to buy)	$19.030	8/1/02		A	68,333	1/2/04-50% 1/2/05-50%	1/2/12	Common Stock	68,333	(2)	68,333	D

Explanation of Responses:
      (1)   Acquired pursuant to the Agreement and Plan of Merger, dated February 9, 2001, among Pepco Holdings, Inc. ("PHI"), Potomac Electric Power Company ("Pepco") and Conectiv (the "Merger") in which 65,000 shares of restricted stock were exchanged for 83,333 shares, having an aggregate market value of $1,674,993.30 at the time of the Merger.
      (2)   Acquired pursuant to the Merger, in which 53,300 options granted under the Conectiv Incentive Compensation Plan, that in accordance with the terms of the options, were exchanged on a one for 1.28205 basis for options to purchase shares of PHI common stock at the same exercise price per share.
** Intentional misstatements or omissions of facts constitute Federal Crime Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Thomas S. Shaw by Ellen Sheriff Rogers, Attorney-in-Fact **Signature of Reporting Person	2/21/03 Date
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